DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com

Andrew P. Gilbert
andrew.gilbert@dlapiper.com
T 973.520.2553
F 973.520.2573

Partner Responsible for Short Hills Office:
Andrew P. Gilbert

September 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Liquidia Corporation
Registration Statement on Form S-4
Filed August 5, 2020
File No. 333-240421

Dear Mr. Buchmiller:

This letter is submitted on behalf of Liquidia Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed on August 5, 2020 (the “Registration Statement”), as set forth in your letter dated August 12, 2020 addressed to Neal F. Fowler, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the comment in the Comment Letter has been reproduced herein with the Company’s response. For your convenience, we have italicized the reproduced the Staff comment from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

United States Securities and Exchange Commission
September 4, 2020

Exclusive Forum, page 170

1.	We note that the forum selection provision in your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to investors in bringing a claim. Also disclose whether the provision in your certificate of incorporation applies to actions arising under the Securities Act or Exchange Act, and disclose whether the similar provision in your bylaws applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the either of the provisions applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the existing risk factor beginning on page 58 of Amendment No. 1 to further clarify the potential risks to investors that the Company’s exclusive forum provision may present.

The Company has also revised its existing disclosure beginning on page 169 of Amendment No. 1 to make clear that the Court of Chancery of the State of Delaware exclusive forum provision in the Company’s certificate of incorporation does not apply to suits brought to enforce any liability or duty created by the Securities Act or Exchange Act, and that the provision in the Company’s bylaws does not apply to a cause of action arising under the Exchange Act. The Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

* * *

[Signature page immediately follows.]

United States Securities and Exchange Commission
September 4, 2020

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 520-2553.

Sincerely,

DLA Piper LLP (US)

/s/ Andrew P. Gilbert
Andrew P. Gilbert
Partner

Enclosures

cc:	Neal F. Fowler, Liquidia Corporation